November 3, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

RE:	Aja Cannafacturing, Inc. Preliminary Information Statement on Schedule 14C Filed October 24, 2014 File No. 000-55014

Dear Mr. Spirgel:

I write on behalf of Aja Cannafacturing, Inc., (the “Company”) in response to Staff’s letter of October 31, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Preliminary Information Statement on Form Schedule 14C filed October 24, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   In reviewing your Pre 14C and other recent filings it has come to our attention that your recent merger to become Aja Cannafacturing may qualify as a reverse merger. It also appears that there has recently been a change in control by which Mr. Kendall Smith has gained control of the company. However, our records indicate that you have not filed either a 5.01 or 5.06 8-K. Please advise or provide the required disclosure as appropriate in a Form 8-K. You may wish to review CF Disclosure Guidance: Topic No. 1 Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions. Available on our website at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm.

The Company’s recent name change to “Aja Cannafacturing, Inc.” did not involve a reverse merger. For the purposes of changing its corporate name, the Company created a wholly-owned subsidiary known as Aja Acquisition Corp. Aja Acquisition Corp., which had no assets or operations, was then immediately merged into the Company upon the approval of the Company’s board of directors as permitted by Nev. Rev. Stat. 92A.180(1). The Company was the surviving corporation in the merger. In connection with the subsidiary merger, the name of the Company was changed to “Aja Cannafacturing, Inc.” in the Certificate of Merger, as permitted by Nev. Rev. Stat. 92A.180(5). This is a common method for effectuating a corporate name change under the Nevada Revised Statutes, and is similar to the method commonly employed under DGCL §253(a) & (b).

The issuance of 1,000,000 shares of Class A Convertible Preferred Stock to Mr. Smith as disclosed in the Company’s Current Report on Form 8-K filed October 22, 2014 did result in a change in control of the Company. In response to this comment, the Company has filed an amendment to its Form 8-K filed October 22, 2014. The Form 8-K, as amended, contains the disclosures required by Item 5.01 of Form 8-K.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

Aja Cannafacturing, Inc.

533 Birch Street

Lake Elsinore, CA, 92530

Via EDGAR

November 3, 2014

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Aja Cannafacturing, Inc. Preliminary Information Statement on Schedule 14C Filed October 24, 2014 File No. 000-55014

Dear Mr. Spirgel:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated October 24, 2014 by Larry Spirgel, Assistant Director of the Commission’s Division of Corporate Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aja Cannafacturing, Inc.

/s/ Kendall Smith

By:	Kendall Smith
Chief Executive Officer